Exhibit 99.1

TABOOLA.COM LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

UNAUDITED

TABOOLA.COM LTD.

CONSOLIDATED INTERIM BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31, 2022	December 31, 2021
	Unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$277,927	$319,319
Short-term deposits	40,026	—
Restricted deposits	1,000	1,000
Trade receivables (net of allowance for credit losses of $4,141 and $3,895 as of March 31, 2022, and December 31, 2021, respectively)	199,300	245,235
Prepaid expenses and other current assets	73,165	63,394
Total current assets	591,418	628,948

NON-CURRENT ASSETS
Long-term prepaid expenses	30,017	32,926
Restricted deposits	3,897	3,897
Deferred tax assets	679	1,876
Operating lease right of use assets	62,210	65,105
Property and equipment, net	64,471	63,259
Intangible assets, net	235,143	250,923
Goodwill	550,568	550,380
Total non-current assets	946,985	968,366
Total assets	$1,538,403	$1,597,314

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables	$215,604	$259,941
Short-term operating lease liabilities	15,396	12,958
Accrued expenses and other current liabilities	107,738	124,662
Current portion of long-term loan	3,000	3,000
Total current liabilities	341,738	400,561

LONG-TERM LIABILITIES
Deferred tax liabilities	45,744	51,027
Warrants liability	17,185	31,227
Long-term loan, net of current portion	285,010	285,402
Long-term operating lease liabilities	54,812	61,526
Total long-term liabilities	402,751	429,182

COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS' EQUITY
Ordinary shares with no par value - Authorized: 700,000,000 shares as of March 31, 2022 and December 31, 2021; shares issued and outstanding: 238,816,867 and 234,031,749 as of March 31, 2022 and December 31, 2021, respectively.	—	—
Additional paid-in capital	846,701	824,016
Accumulated other comprehensive loss	(230)	—
Accumulated deficit	(52,557)	(56,445)

Total shareholders' equity	793,914	767,571
Total liabilities and shareholders' equity	$1,538,403	$1,597,314

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

CONSOLIDATED INTERIM STATEMENTS OF INCOME
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2022	2021
	Unaudited

Revenues	$354,726	$302,950
Cost of revenues:
Traffic acquisition cost	216,498	197,036
Other cost of revenues	26,198	16,415

Total cost of revenues	242,696	213,451

Gross profit	112,030	89,499

Operating expenses:

Research and development expenses	30,412	23,893
Sales and marketing expenses	61,368	34,308
General and administrative expenses	27,949	9,676

Total operating expenses	119,729	67,877

Operating income (loss)	(7,699)	21,622
Finance income (expenses), net	11,195	(798)

Income before income taxes	3,496	20,824
Benefit (provision) for income taxes	392	(2,237)

Net income	$3,888	$18,587

Less: Undistributed earnings allocated to participating securities	—	(5,915)
Net income attributable to ordinary shares – basic and diluted	3,888	12,672
Net income per share attributable to ordinary shareholders, basic	$0.02	$0.29
Weighted-average shares used in computing net income per share attributable to ordinary shareholders, basic	247,378,428	44,141,227
Net income per share attributable to ordinary shareholders, diluted	$0.01	$0.17
Weighted-average shares used in computing net income per share attributable to ordinary shareholders, diluted	260,036,934	75,131,828

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Three months ended March 31,
	2022	2021
	Unaudited

Net income	$3,888	$18,587
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on derivative instruments, net of tax	(230)	—
Other comprehensive income (loss), net of tax	(230)	—
Comprehensive income	$3,658	$18,587

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

CONSOLIDATED INTERIM STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share and per share data

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total Shareholders’ Total
	Number	Amount

Balance as of December 31, 2021	234,031,749	$—	$824,016	$(56,445)	$—	$767,571

Share-based compensation expenses	—	—	20,346	—	—	20,346
Exercise of options and vested RSUs	4,785,118	—	4,184	—	—	4,184
Payments of tax withholding for share-based compensation	—	—	(1,845)	—	—	(1,845)
Other comprehensive loss, net of tax	—	—	—	—	(230)	(230)
Net income	—	—	—	3,888	—	3,888

Balance as of March 31, 2022 (unaudited)	238,816,867	$—	$846,701	$(52,557)	$(230)	$793,914

	Convertible Preferred shares		Ordinary shares		Additional paid-in capital	Accumulated deficit	Total Shareholders’ Total
	Number	Amount	Number	Amount
Balance as of December 31, 2020	121,472,152	$170,206	41,357,049	$—	$78,137	$(31,497)	$46,640

Share-based compensation expenses	—	—	—	—	5,253	—	5,253
Exercise of options	—	—	2,838,686	—	3,551	—	3,551
Net income	—	—	—	—	—	18,587	18,587

Balance as of March 31, 2021 (unaudited)	121,472,152	$170,206	44,195,735	$—	$86,941	$(12,910)	$74,031

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2022	2021
	Unaudited
Cash flows from operating activities:
Net income	$3,888	$18,587

Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	22,676	8,244
Share-based compensation expenses	19,829	5,131
Net loss from financing expenses	671	1,613
Revaluation of warrants liability	(14,042)	—
Amortization of loan issuance cost	358	—

Changes in operating assets and liabilities:
Decrease in trade receivables	45,935	32,441
Increase in prepaid expenses and other current assets and long-term prepaid expenses	(3,317)	(16,759)
Decrease in trade payables	(45,864)	(47,522)
Decrease in accrued expenses and other current liabilities	(16,544)	(10,387)
Increase (decrease) in deferred taxes, net	(4,086)	776
Change in operating lease right of use assets	2,895	3,632
Change in operating lease liabilities	(4,276)	(4,859)
Net cash provided by (used in) operating activities	8,123	(9,103)

Cash flows from investing activities
Purchase of property and equipment, including capitalized internal-use software	(6,902)	(5,537)
Cash paid in connection with acquisition of a subsidiary	(620)	—
Proceeds from restricted deposits	—	2,654
Investment in short-term deposits	(40,026)	—
Payments of cash in escrow for acquisition of a subsidiary	(2,100)	—
Net cash used in investing activities	(49,648)	(2,883)

Cash flows from financing activities
Exercise of options and vested RSUs	3,399	3,551
Payment of deferred offering costs	—	(3,476)
Payments of tax withholding for share-based compensation	(1,845)	—
Repayment of current portion of long-term loan	(750)	—
Net cash provided by financing activities	804	75
Exchange differences on balances of cash and cash equivalents	(671)	(1,613)

Decrease in cash and cash equivalents	(41,392)	(13,524)
Cash and cash equivalents - at the beginning of the period	319,319	242,811
Cash and cash equivalents - at end of the period	$277,927	$229,287

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$2,418	$1,329
Interest	$3,570	$—

Non-cash investing and financing activities:
Purchase of property, plant and equipment and intangible assets	$1,809	$10,138
Share-based compensation included in capitalized internal-use software	$517	$—
Deferred offering costs incurred during the period included in the Long-term prepaid expenses	$—	$3,674

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Taboola.com Ltd. (together with its subsidiaries, the “Company” or “Taboola”) was incorporated under the laws of the state of Israel and commenced its operations on September 3, 2006.

Taboola is a technology company that powers recommendations across the Open Web with an artificial intelligence-based, algorithmic engine that we have developed over the past 14 years. Taboola partners with websites, devices, and mobile apps (collectively referred to as “digital properties”), to recommend editorial content and advertisements on the Open Web. Digital properties use Taboola’s technology platforms to achieve their business goals, such as driving new audiences to their sites and apps or increasing engagement with existing audiences. Taboola also provides monetization opportunities to digital properties by surfacing paid recommendations by advertisers. Taboola is a business-to-business company with no competing consumer interests. Taboola empowers advertisers to leverage its proprietary AI-powered recommendation platform to reach targeted audiences utilizing effective, native ad-formats across digital properties. As part of our e-Commerce offerings, we also syndicate our retailer advertisers’ monetized product listings and links (clickable advertisements) into commerce content-oriented consumer experiences on both the Open Web and within the dominant traditional ad platforms. Taboola generates revenues when people (consumers) click on, purchase from or, in some cases, view the ads that appear within its recommendation platform. The Company’s customers are the advertisers, merchants and affiliate networks that advertise on the Company's platform (“Advertisers”). Advertisers pay Taboola for those clicks, purchases or impressions, and Taboola shares a portion of the resulting revenue with the digital properties who display those ads.

b.
On September 1, 2021, the Company completed the acquisition of Shop Holding Corporation (“Connexity”) (“Connexity Acquisition”), an independent e-Commerce media platform in the open web, from Shop Management, LLC (“Seller”).  Connexity is a technology and data-driven integrated marketing services company focused on the e-commerce ecosystem. Through a focus on performance-based retail marketing, Connexity enables retailers and brands to understand their consumers better, acquire new customers at a lower cost, and increase sales from their target consumers. Connexity offers a comprehensive range of marketing services to online retailers and brands in the U.S. and Europe, including syndicated product listings, search marketing, and customer insights. Connexity corporate headquarters is in Santa Monica, California, and the company also maintains offices in New York, United States; London, England; and Karlsruhe, Germany.

The Connexity Acquisition was accounted for by the purchase method of accounting, and, accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed.

The total purchase price for the Connexity Acquisition was $752,202, subject to customary purchase price adjustments for working capital, the payment of existing Connexity debt, expenses and the other terms and conditions described in the Purchase Agreement.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting and include the accounts of Taboola.com Ltd. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The consolidated balance sheet as of December 31, 2021, was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations.

Therefore, these unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 24, 2022.

In the opinion of the Company’s management, the unaudited consolidated interim financial statements have been prepared on a basis consistent with the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s unaudited interim consolidated financial statements. The results of operations for the three months ended March 31, 2022, are not necessarily indicative of the results to be expected for the full year ending December 31, 2022, or any other future interim or annual period.

Use of Estimates

The preparation of the interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to accounts receivable and allowance for credit losses, acquired intangible assets and goodwill, the useful life of intangible assets, capitalized internal-use software, property and equipment, the incremental borrowing rate for operating leases, share- based compensation including the determination of the fair value of the Company’s share-based awards, the fair value of financial assets and liabilities, including the fair value of the Private Warrants and derivative instruments, and the valuation of deferred taxes and uncertain tax positions. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report on Form 20-F as of and for the year ended December 31, 2021 as filed with the SEC dated March 24, 2022. There have been no significant changes to these policies during the three months ended March 31, 2022, except as noted below.

Derivative Financial Instruments

To protect against the foreign exchange risks, mainly exposure to changes in the exchange rate of  the New Israeli Shekel (“NIS”) against the U.S dollar that are associated with forecasted future cash flows for up to twelve months, the Company enters into foreign currency forward contracts with financial institutions. The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates; these derivative instruments are designated as cash flow hedges. The Company does not enter into derivative transactions for trading or speculative purposes.

The Company accounts for derivatives and hedging based on ASC 815 (“Derivatives and Hedging”). ASC 815 requires the Company to recognize all derivatives on the consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on their intended use and their designation.

The Company accounts for its derivative financial instruments as either prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets at their fair value.

Changes in the fair value of these derivatives are recorded in accumulated other comprehensive loss as a component of shareholders’ equity in the consolidated balance sheets until the forecasted transaction occurs. Upon occurrence, the Company reclassifies the related gains or losses on the derivative to the same financial statement line item in the consolidated statements of income to which the derivative relates. In case the Company discontinues cash flow hedges, it records the related amount in finance income (expenses), net, on the consolidated statements of income.

Recently Issued and Adopted Accounting Pronouncements

In August 2020, FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The Company adopted the guidance on January 1, 2022. The adoption of this ASU had no impact on the Company’s consolidated financial statements.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	CASH AND CASH EQUIVALENTS

The following table presents for each reported period, the breakdown of cash and cash equivalents:

	March 31,	December 31,
	2022	2021
	Unaudited

Cash	$146,503	$137,050
Money market funds	125,072	125,064
Time deposits	6,352	57,205

Total Cash and cash equivalents	$277,927	$319,319

NOTE 4:-	FAIR VALUE MEASUREMENTS

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. The Company did not have any transfers between fair value measurements levels in the three months ended March 31, 2022.

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of March 31, 2022 and December 31, 2021, by level within the fair value hierarchy:

	March 31, 2022
	Unaudited
Description:	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$125,072	$—	$—	$125,072

Total Assets	$125,072	$—	$—	$125,072

Liabilities:
Warrants Liability – Public Warrants	$(5,679)	$—	$—	$(5,679)
Warrants Liability – Private Warrants	—	—	(11,506)	(11,506)
Derivative financial instruments	—	(230)	—	(230)

Total Liabilities	$(5,679)	$(230)	$(11,506)	$(17,415)

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2021
Description:	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$125,064	$—	$—	$125,064

Total Assets	$125,064	$—	$—	$125,064

Liabilities:
Warrants Liability – Public Warrants	$(8,963)	$—	$—	$(8,963)
Warrants Liability – Private Warrants	—	—	(22,264)	(22,264)

Total Liabilities	$(8,963)	$—	$(22,264)	$(31,227)

The Company classifies its money market funds as Level 1 based on quoted market prices in active markets.
The Company measures the fair value for Warrants by using a quoted price for the Public Warrants, which are classified as Level 1, and a Black-Scholes simulation model for the Private Warrants, which are classified as Level 3, due to the use of unobservable inputs

The key inputs into the Black-Scholes model for the Private Warrants were as follows:

Input	March 31, 2022	December 31, 2021

Risk-free interest rate	2.40% - 2.41%	1.07% - 1.18%
Expected term (years)	3.51 - 4.25	3.75 - 4.50
Expected volatility	67.1% - 68.9%	66.1% - 68.6%
Exercise price	$11.50	$11.50
Underlying Stock Price	$5.16	$7.78

The Company’s use of a Black-Scholes model required the use of subjective assumptions:

●	The risk-free interest rate assumption was interpolated based on constant maturity U.S. Treasury rates over a term commensurate with the expected term of the warrants.

●
The expected term was based on the maturity of the warrants five years following June 29, 2021, the Merger Transaction date, and for certain Private Warrants the maturity was determined to be five years from the date of the October 1, 2020, ION initial public offering effective date.

●	The expected volatility assumption was based on the implied volatility from a set of comparable publicly-traded warrants as determined based on size and proximity.

The following table presents the changes in the fair value of Warrants liability:

Input	Private Warrants	Public Warrants	Total Warrants

Fair value as of December 31, 2021	$22,264	$8,963	$31,227
Change in fair value	(10,758)	(3,284)	(14,042)
Fair value as of March 31, 2022 (unaudited)	$11,506	$5,679	$17,185

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of March 31, 2022, the notional amounts of the Company’s derivative instruments outstanding in U.S. dollars, which are translated and calculated based on forward rates, amounted to $55,733.

The Company records all derivative instruments on the consolidated balance sheets at fair value. The fair value of derivative liabilities as of March 31, 2022, was $230, which were recorded in accrued expenses and other current liabilities in the consolidated interim balance sheets.

For the three months ended March 31, 2022 and 2021, the Company recorded a loss of $30 and $0, respectively, related to derivative instruments designated as hedging instruments, in the consolidated interim statements of income.

Net unrealized gains (losses) of foreign currency contracts designated as hedging instruments, net of tax, are recorded in accumulated other comprehensive income (loss).

The changes in unrealized gains (losses) on the Company’s derivative instruments recorded in accumulated other comprehensive income (loss), net of tax is as follows:

	Three months ended March 31,
	2022	2021
	Unaudited

Unrealized gains (losses) on derivative instruments, net of tax, beginning of period	$—	$—
Changes in fair value of derivative instruments, net of tax	(260)	—
Reclassification of (gains) losses into earnings, net of tax	30	—
Unrealized gains (losses) on derivative instruments, net of tax, end of period	$(230)	$—

For the three months ended March 31, 2022 and 2021, the Company recorded unrealized losses of $230 and $0, net of tax effect, in the accumulated other comprehensive income (loss).

All net deferred losses in accumulated other comprehensive income (loss) as of March 31, 2022 are expected to be recognized over the next twelve months as operating expenses in the same financial statement line item in the consolidated interim statements of income to which the derivative relates.

NOTE 6:-	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The following table represents the changes in the carrying amounts of the Company’s total goodwill:

Carrying Amount

Balance as of December 31, 2021	$550,380
Purchase accounting adjustment (1)	188
Balance as of March 31, 2022 (unaudited)	$550,568

(1)	Additional payment related to working capital adjustments for the Connexity acquisition.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

Intangible Assets, Net

Definite-lived intangible assets, net consist of the following:

	Gross Fair Value	Accumulated Amortization	Net Book Value
March 31, 2022 (unaudited)
Merchant/ Network affiliate relationships	$146,547	$(18,997)	$127,550
Technology	73,403	(6,261)	36,672
Publisher relationships	42,933	(4,666)	19,331
Tradenames	23,997	(23,470)	49,933
Customer relationship	12,256	(10,599)	1,657
Total	$299,136	$(63,993)	$235,143

December 31, 2021
Merchant/ Network affiliate relationships	$146,547	$(10,879)	$135,668
Technology	73,403	(20,616)	52,787
Publisher relationships	42,933	(3,640)	39,293
Tradenames	23,997	(2,711)	21,286
Customer relationship	12,256	(10,367)	1,889
Total	$299,136	$(48,213)	$250,923

Amortization expenses related to intangible assets amounted to $15,780 and $639 for the three months ended March 31, 2022 and 2021, respectively.

The estimated future amortization expense of definite-lived intangible assets as of March 31, 2022 is as follows (unaudited):

Year Ending December 31,
2022 (Remainder)	$47,590
2023	63,462
2024	60,093
2025	51,031
2026	12,967
Total	$235,143

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	LONG-TERM LOAN

Concurrently with the closing of the Connexity Acquisition, on September 1, 2021, the Company entered into a $300,000 senior secured term loan credit agreement (the “Credit Agreement”), among the Company, a wholly-owned Company’s subsidiary, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement provides for borrowings in an aggregate principal amount of up to $300,000 (the “Facility”).

The Facility was fully drawn at closing, net of issuance expenses of $11,250, and the proceeds were used by the Company to finance, in part, the Connexity Acquisition.

The Facility is subject to customary borrowing conditions and bears interest at a variable annual rate based on LIBOR or Base Rate plus a fixed margin. The Facility will mature on the seventh anniversary of the closing date and amortizes at a rate of 1.00% per annum payable in equal quarterly installments, with the remaining principal amount due at maturity.

The Facility is mandatorily prepayable with a portion of the net cash proceeds of certain dispositions of assets, a portion of Taboola’s excess cash flow and the proceeds of incurrences of indebtedness not permitted under the Credit Agreement.

The Credit Agreement also contains customary representations, covenants and events of default. Failure to meet the covenants beyond applicable grace periods could result in acceleration of outstanding borrowings and/or termination of the Facility.

As of March 31, 2022, the total future principal payments related to Credit Facilities are as follows (unaudited):

Amount
Year Ending December 31,
2022 (current maturities)	$3,000
2023	3,000
2024	3,000
2025	3,000
2026	3,000
2027	3,000
2028	280,500
Total	$298,500

The Facility is guaranteed by the Company and all of its wholly-owned material subsidiaries, subject to certain exceptions set forth in the Credit Agreement (collectively, the “Guarantors”). The obligations of the Borrower and the Guarantors are secured by substantially all the assets of the Borrower and the Guarantors including stock of subsidiaries, subject to certain exceptions set forth in the Credit Agreement.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY AND SHARE INCENTIVE PLANS

Share Incentive Plans

a.
On November 16, 2021 Tel Aviv District Court Economic Department (the “Israeli Court”) approved the Company’s motion for a program of up to $60,000 to be utilized in connection with a net issuance mechanism to satisfy tax withholding obligations related to equity-based compensation on behalf of its directors, officers and other employees and possible future share repurchases (the “Program”). On November 18, 2021 the Company’s board of directors (the “Board”) granted the Company’s management the discretion to utilize the Program with an initial budget of up to $15,000 for a six-month period following the Board approval. On December 14, 2021, the Company’s shareholders approved an amendment to the Company’s Compensation Policy allowing the Company to implement the net issuance mechanism for ‘Office Holders’ (as defined in the Israeli Companies Law 5759-1999) grants as well.  The approval by the Israeli Court was limited to a six (6) month period.

On March 22, 2022 the Board approved the filing of another motion with the Israeli Court to extend the initial approval of the Program. The Company filed the motion with the Israeli Court on April 7, 2022, and is awaiting the Israeli Court’s decision. If obtained, approval by the Israeli Court is expected to be limited to a six (6) month period. The Company expects to make successive requests to the Israeli Court for similar approvals.

For the three months ended March 31, 2022 the Company utilized the net issuance mechanism in connection with equity-based compensation for certain Office Holders, which resulted in a tax

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY AND SHARE INCENTIVE PLANS (Cont.)

withholding payment by the Company of $1,845 which was recorded as a reduction of additional paid-in capital.

b.	The following is a summary of share option activity and related information for the periods through March 31, 2022 (including employees, directors, officers and consultants of the Company):

	Outstanding Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance as of December 31, 2021	47,532,923	$2.64	5.73	$247,734
Granted	20,000	6.52
Exercised	(2,707,283)	1.50
Forfeited	(382,222)	5.92
Balance as of March 31, 2022 (unaudited)	44,463,418	2.68	5.60	134,744
Exercisable as of March 31, 2022 (unaudited)	32,363,095	$1.58	4.42	$118,007

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the period.

The weighted-average grant date fair value of options granted during the three months ended March 31 2022, was $6.52.

As of March 31, 2022, unrecognized share-based compensation cost related to unvested share options was $32,415, which is expected to be recognized over a weighted-average period of 2.95 years.

c.	The following is a summary of the RSU activity and related information for the periods through March 31, 2022 (including employees of the Company):

	Outstanding Restricted Shares Unit	Weighted Average Grant Date Fair Value Per Share

Balance as of December 31, 2021	21,613,189	$8.16
Granted	10,758,110	6.49
Vested (*)	(2,077,835)	6.68
Forfeited	(696,605)	7.36

Balance as of March 31, 2022 (unaudited)	29,596,859	$7.38

(*)
A portion of the shares that vested were netted out to satisfy the tax obligations of the recipients. During the three months ended March 31, 2022, a total of 332,949 RSUs were canceled to satisfy tax obligations, resulting in net issuance of 333,828 shares.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS' EQUITY AND SHARE INCENTIVE PLANS (Cont.)

The weighted-average grant date fair value of RSUs granted during the three months ended March, 31, 2022 was $6.49.

As of March 31, 2022, unrecognized share-based compensation cost related to unvested RSUs was $26,506, which is expected to be recognized over a weighted-average period of 3.66 years.

The total share-based compensation expense related to all of the Company’s share-based awards recognized for the three months ended March 31, 2022 2021, was comprised as follows:

	Three months ended March 31,
	2022	2021
	Unaudited

Cost of revenues	$703	$125
Research and development	6,102	3,438
Sales and marketing	5,300	1,131
General and administrative	7,724	437
Total share-based compensation expense	$19,829	$5,131

NOTE 9:-	INCOME TAXES:

The Company’s effective tax rate is highly dependent upon the geographic distribution of its worldwide earnings or losses and tax regulations. The Company’s effective tax rates were (-11.2%) and 11% for the three months ended March 31, 2022 and March 31, 2021, respectively. The difference between the Company’s effective tax rate and the 23% statutory rate in Israel for the three months ended March 31, 2022, resulted primarily from tax benefits associated from losses incurred in the U.S. partly offset by tax expenses in other jurisdictions.

NOTE 10:-	COMMITMENTS AND CONTINGENCIES

Commercial Commitments

In the ordinary course of the business, the Company enters into agreements with certain digital properties, under which, in some cases it agrees to pay them a guaranteed amount, generally per thousand page views on a monthly basis. These agreements could cause a gross loss on digital property accounts in which the guarantee is higher than the actual revenue generated. These contracts generally range in duration from 2 to 5 years, though some can be shorter or longer.

Non-cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties to purchase primarily software and IT related-based services. As of March 31, 2022, the Company had outstanding non-cancelable purchase obligations in the amount of $18,543.

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Legal Proceedings

a.
In October 2019, one of the Company's digital properties (the "Digital Property") filed a claim against the Company in the Paris Commercial Court for approximately $706 (the "Claim"). According to the Claim, the Company allegedly has failed to pay certain minimum guarantee payments for the years 2016 to 2019. It is the Company's position that there are no merits to the Claim because the Digital Property did not act in accordance with the agreement and a counterclaim in the amount of $1,970 was filed by the Company for a refund of certain compensation that was paid. A virtual trial took place on February 24, 2021, and the Paris Commercial Court dismissed Digital property claims and ordered them to pay an amount of approximate $12 in costs to Taboola. On June 1, 2021, the Digital Property filed an appeal against the decision of the Paris Commercial Court, and their appellate briefs in early September. Taboola filed its response to these claims on January 31, 2022. Digital Property replied on April 29, 2022. The court has set March 2, 2023 as the end of the instruction period and May 10, 2023 for the trial.

b.
In April 2021, the Company became aware that the Antitrust Division of the U.S. Department of Justice is conducting a criminal investigation of hiring activities in the Company’s industry, including the Company. The Company is cooperating with the Antitrust Division. While there can be no assurances as to the ultimate outcome, the Company does not believe that its conduct violated applicable law.

c.
In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. The Company investigates these claims as they arise and record a provision, as necessary. Provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, it believes would individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows.

NOTE 11:-	GEOGRAPHIC INFORMATION

The following table represents total revenue by geographic area based on the advertisers’ billing address:

	Three months ended March 31,
	2022	2021
	Unaudited

Israel	$50,694	$34,537
United Kingdom	18,544	15,516
United States	134,686	123,307
Germany	38,392	33,669
France	13,763	16,004
Rest of the World	98,647	79,917
Total	$354,726	$302,950

TABOOLA.COM LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	NET INCOME PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders for the periods presented:

	Three months ended March 31,
	2022	2021
	Unaudited
Basic net income per share
Numerator:
Net income	$3,888	$18,587
Less: Undistributed earnings allocated to participating securities	-	(5,915)
Net income attributable to ordinary shares – basic	$3,888	$12,672

Denominator:
Weighted-average shares used in computing net income per share attributable to ordinary shareholders, basic	247,378,428	44,141,227
Net income per share attributable to ordinary shareholders, basic	$0.02	$0.29

Diluted net income per share
Numerator:
Net income attributable to ordinary shares – diluted	$3,888	$12,672

Denominator:
Weighted-average shares used in computing net income per share attributable to ordinary shareholders, basic	247,378,428	44,141,227
Weighted average effect of dilutive securities—effect of share-based awards	12,658,506	30,990,601
Weighted-average shares used in computing net income per share attributable to ordinary shareholders, diluted	260,036,934	75,131,828
Net income per share attributable to ordinary shareholders, diluted	$0.01	$0.17

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Three months ended March 31,
	2022	2021
	Unaudited

Warrants	12,349,990	-
RSU’s	10,645,660	-
Outstanding share options	20,000	-
Issuable ordinary shares related to business combination under holdback arrangement	3,681,030	-